

Robert Frank · 3rd

Director Center for Innovation in Health and Education at University of New Mexico

Albuquerque, New Mexico, United States · 500+ connections ·
Contact info

University of New Mexico

The University of New Mexico

Experience

 **University of New Mexico**
8 yrs 9 mos

 **Director Center for Innovation in Health and Education**
Jun 2017 – Present · 3 yrs 9 mos

President
Jun 2012 – Present · 8 yrs 9 mos

 **Sr VP & Provost**
Kent State University
Jul 2007 – Apr 2012 · 4 yrs 10 mos

 **Dean**
University of Florida
1995 – 2007 · 12 yrs

 **Professor**
Univ of Missouri/,RWJ
1991 – 1995 · 4 yrs

Education

 **The University of New Mexico**
1970 – 1979

Skills & endorsements

Higher Education · 39

 Endorsed by **Deborah Huntsman** and 5 others who are highly skilled at this

 Endorsed by **8 of Robert's colleagues at The University of New Mexico**

Public Speaking · 25

 Endorsed by **Ralph Arellanes** and 3 others who are highly skilled at this

 Endorsed by **6 of Robert's colleagues at The University of New Mexico**

Program Development · 23

 Endorsed by **Dr. Carol Williams-Nickelson** and 1 other who is highly skilled at this

 Endorsed by **6 of Robert's colleagues at The University of New Mexico**

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Recommendations

Received (0)   Given (1)

 **James H. Bray, Ph.D.**
Professor of Psychology at University of Texas San Antonio at The University of Texas at San Antonio
May 20, 2011, Robert worked with James H. in different groups

James' first term as president of APA was positive for psychology, a second term would allow him to use his experience to advance psychology.

Interests

Inside Higher Ed
409,478 followers

Authenica
725 followers

Bill Gates
Co-chair, Bill & Melinda Gates Foundation
31,700,057 followers

Justin Trudeau
Prime Minister of Canada | Premier ministre du Ca
5,004,796 followers

The Economist
12,119,023 followers

Albuquerque Business First
5,809 followers

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